July 1, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Brooke Corporation

Form 10-K for the fiscal year ended December 31, 2004

Filed March 31, 2005

File No. 001-31698

Dear Mr. Rosenberg:

Thank you for your letter dated June 24, 2005 with respect to your review of our financial statements and related disclosures contained in the above-referenced filing. The following comments are numbered to correspond to the comments in your June 24 letter. We have included your comments in this letter prior to our response thereto. Brooke Corporation offers the following responses. Please note that changes to disclosures are marked against the disclosures proposed in our letter dated May 31, 2005.

Form 10-K for the fiscal year ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results from Operations

Analysis by Segment, pages 32 – 43

1. We have read your response to prior comment 2a. We understand that gains on sale of businesses result from your acquisition and immediate resale of an insurance agency, financial service firm or funeral home. The amount of these gains represent the difference between consideration paid by you to sellers, which includes notes payable at below-market interest, and the greater amount of consideration received by you from your franchisees. Please describe the typical form of consideration received by you from your franchisees. If this consideration includes notes receivable, describe the principal terms of these instruments and, if applicable, the process, timing and frequency for including these notes in your securitization program. Describe the continuity of former agency owner/management during agency acquisition, resale and integration with your franchise system. Tell us the current presence of former agency owner/management in your franchise system and describe how they are compensated.

In response to comment 1, the following additional explanation is provided. The typical form of consideration received from franchisees for the purchase of an insurance agency, financial services firm or funeral home is a loan totaling approximately 90% of the purchase price. Terms of the corresponding promissory note typically provides for monthly payments of principal and interest with variable interest rates and payment amortization periods of up to 15 years.

Prior to August 2004 all such loans were typically sold to participating lenders, and removed from our balance sheet, as soon as the loans were originated to franchisees. In August 2004, we obtained a $50,000,000 line of credit from DZ Bank. This line of credit was structured by DZ to mirror our securitization process so that all loans funded through the DZ line of credit would qualify for securitization. As such, the DZ line of credit holds insurance agency loans until the pool of loans is large enough to securitize. This unique line of credit arrangement is a “commercial paper conduit” designed specifically to hold assets prior to securitization.

The first loans were funded on the DZ line of credit in August 2004 and all but two of the loans funded by DZ through February 2005 were included in the March 2005 securitization. We plan to securitize DZ line of credit balances approximately once every six months. We completed a securitization in June 2004 just prior to obtaining the DZ line of credit in August 2004, and completed another securitization in March 2005, approximately seven months after starting the DZ relationship. Another securitization is planned prior to the end of 2005.

The cooperation of former agency owners during conversion into our franchise system is important primarily because they are expected to introduce the new owner to their customers and to otherwise promote the new owner to their customers. However, in virtually all circumstances, the former owner is not employed by the new owner or by us. It has been our experience that a former owner’s presence in a franchisee’s office can be disruptive and confusing to employees. We estimate that less than 5% of our franchisees continue to employ former owners. In the unusual circumstance that former owners are employed by franchisees, they are usually paid a share of commissions for insurance policies written or, in some instances, paid a monthly salary.

2. We note that the amounts presented in the disclosure proposed in your response to prior comment 2A did not aggregate to the income statement caption, gain on sale of businesses. Also, the 2004 gain on sale from deferred payments disclosed in the table differs from related disclosure in the first paragraph of your proposed disclosures. Please provide MD&A disclosure that is internally consistent and integrated with the applicable financial statement captions for each year presented.

In response to comment 2, disclosures have been added as follows to clarify that gains on sale of businesses as recorded on the applicable financial statement caption includes gains on the sale of inventoried stores in addition to gains on the sale of company owned stores and from deferred payments. The 2004 gain on sale of businesses totaled $5,261,000 and was comprised of $810,000 in deferred payment gains, $4,270,000 in company store gains and $181,000 in inventory store gains. The amount of gain on sales of business from deferred payments noted in the first paragraph of the proposed disclosures has been changed to $810,000 so that it corresponds with the related table.

Gains on Sale of Businesses – Inventoried Stores As noted above, acquired businesses are typically sold on the same day as acquired for the same nominal price paid to the seller. However, this is not always the case and businesses are occasionally held in inventory. As such, gains and losses are recorded when an inventoried business is ultimately sold and carrying values of inventoried businesses are adjusted to estimated market value when market value is less than cost. As a result, gains on sale resulting from the sale of inventoried businesses resulted in a profit of $181,000 in 2004, a loss of $260,000 in 2003 and loss of $71,000 in 2002.

3. We have read your responses to prior comments 2d and 11. It appears that your income statement presentation should be revised so that interest income is presented separately from participating interest expense. Please tell us your basis under GAAP for this net presentation.

In researching our response to comment 3, we did not find any specific basis under GAAP for presenting interest income separately from participating interest expense. Absent specific GAAP guidance, we have presented interest income and expense in accordance with: (1) an SEC comment letter dated May 30, 2002 which stated that “The Statement of Income should not report interest income on loans that the Registrant does not own. Please delete the ‘participating interest expense’ line item and report interest income of $418,226 and $289,190, respectively.” and (2) an SEC comment letter dated July 30, 2002 which stated to “Please present $418,226 and $289,190 as the ‘Interest Income (Net)’ amounts pursuant to our prior comment 21. The amount should be the difference between interest income and participating interest expense.”

4. Please refer to your response to prior comment 3. Please address the following:

•	Please tell us your basis under GAAP for netting the franchisees’ use of your sale/service centers against commissions owed to franchisees. Explain to us why the additional share of commissions received by Brooke Franchise for the use of your sale/service centers is not considered rental income.

In researching our response to the first bullet point under comment 4, we did not find any specific basis under GAAP for presenting the income from sales/service center fees. We believe that classifying sales/service center fees as rental income exaggerates our total revenues. However, we also note that the effect of netting sales/service center fees against commissions owed to franchisees may make analysis of commission margins more confusing. Therefore, absent specific GAAP guidance, we have set up a liability for sales/service center fees to which the specific expenses incurred to operate the sales/service centers would be applied. Although not directly applicable, this is the presentation outlined in paragraph 14 of SFAS 45 for agency relationships. The result of this reclassification increases commission expense and reduces other operating expenses by $2,339,000, $1,062,000 and $829,000 in 2004, 2003 and 2002, respectively. We have changed our financial reports accordingly.

•	Please expand your disclosure to clarify how you determine the allocation of initial franchise fees between basic services and Buyers Assistance Plan. Clarify why only the amount in excess of the initial franchise fee for $125,000 is allocated to the Buyers Assistance Plan. Tell us how your accounting complies with paragraph 13 of SFAS 45 and if the franchisee has commenced operations at the time these services are provided.

In response to the second bullet point under comment 4, we have expanded our disclosures as follows to clarify how we determined the allocation of initial franchise fees between basic services and Buyers Assistance Plans. Our accounting for BAP related initial franchise fees complies with paragraph 13 of SFAS 45 because all consulting services are substantially performed when initial franchise fees are paid at closing. Franchisees commence operations on the closing date which is the date by which virtually all of the BAP related services are provided.

Initial Franchise Fees for Basic Services A certain level of basic services is initially provided to all franchisees, whether they acquire an existing business and convert into a Brooke franchise or whether they start up a new Brooke franchise. These basic services include services usually provided by other franchisors, including a business model, use of a registered trade name, access to suppliers and license for an internet based management system. The amount of the initial franchise fees typically paid for basic services is currently $125,000. We expect the initial franchise fee rate for basic services to increase as demand for access to our trade-name, suppliers and business model increases.

Prior to the fourth quarter of 2003, our franchises were typically conversions of acquired businesses and the initial franchise fee for basic services was typically waived because we believed that our franchise operations and trade name were not sufficiently established for franchisees to pay initial franchise fees for our basic services. Prior to the fourth quarter of 2003, our initial franchise fees were attributed to inspection reports and other specific buyers assistance services. However, as our franchise network has grown, our basic franchise services have become more valuable to our franchisees and we have been able to charge for these services.

The value of our basic franchise services was demonstrated when we began selling start up, or de novo, franchises in the fourth quarter of 2003. These franchisees did not require any specific buyers assistance services, but did require basic franchise services such as use of a registered trade name, supplier access and a proven business model. Prior to the first quarter of 2004, we had one start up franchisee. In 2004, we added 41 start up franchisees, demonstrating the value of our basic services. Therefore, when we introduced our start up franchise program in the fourth quarter of 2003, ~~W~~we began allocating a portion of the initial franchise fees paid by conversion franchisees to basic services because start up franchisees willingly paid us initial franchise fees for basic services. Correspondingly, the amount of this allocation was based on the amount of initial franchise fees typically paid by a start up franchisee. ~~when we introduced our start up franchise program in the fourth quarter of 2003.~~

Initial franchise fee revenues for basic services increased $8,370,000 in 2004 to $8,795,000 and was $425,000 in 2003. For the reasons outlined above, prior to 2004, most initial franchise fees for basic services were accounted for as part of our initial franchise fees for buyers assistance plans (see Initial Franchise Fees for Buyers Assistance Plan below). None of the initial franchise fees collected by Brooke Franchise in 2002 was for basic services. Revenues from initial franchise fees for basic services are recognized immediately because Brooke Franchise has no continuing obligation.

Initial franchise fees for basic services are typically assessed once for each franchisee even though some franchisees operate multiple locations. A total of 156, 65 and 55 new franchise locations were added in 2004, 2003 and 2002, respectively. Out of these total franchise locations, 41, 1, and 0 were start up franchise locations added in 2004, 2003 and 2002, respectively. In 2005, our strategy is to decrease our dependence on acquiring and converting new franchise locations into our system, and to significantly increase the number of start up locations relative to the number of new conversion franchise locations. Therefore, we expect initial franchise fees for basic services to increase at a faster rate than initial franchise fees for buyers assistance plan services.

Initial Franchise Fees for Buyers Assistance Plans The amount of the total initial franchise fees for all initial services typically varies based on the level of additional assistance provided by Brooke Franchise, which is largely determined by the size of the acquisition. We typically base our initial franchise fees on the estimated revenues of the acquired business. All initial franchise fees are paid to Brooke Franchise when an acquisition closes. We allocate initial franchise fees collected in excess of $125,000 to initial franchise fees for buyers assistance plans. As noted above, the amount of this allocation is based on the amount of initial franchise fees typically paid by a start up franchisee. Initial franchise fees are allocated first to basic services because basic services are the first requirement for all franchise relationships.

The most significant part of Brooke Franchise’s growth comes from acquisitions of existing businesses that are subsequently converted into Brooke franchises. Brooke Franchise provides assistance regarding the acquisition and conversion of businesses such as inspection report compilation, operations analysis and marketing plan development. Initial franchise fees for buyers assistance plans decreased $25,000 in 2004 to $8,122,000 and increased $4,193,000, or 106%, to $8,147,000, in 2003. As noted above, beginning in the fourth quarter of 2003, we began to categorize a significantly greater share of initial franchise fees as initial franchise fees for basic services. As a result, initial fees for buyers assistance plans for 2004 were flat in comparison to 2003; however, total initial fees increased significantly in 2004. Combined together, initial franchise fees for basic services and initial franchise fees for buyers assistance plans were $16,917,000 in 2004 compared to $8,572,000 in 2003, an increase of 97%. The increase of initial franchise fees for buyers assistance plans in 2003 resulted from continued expansion of Brooke Franchise’s franchise operations and the corresponding increase in business acquisitions and franchise conversions by Brooke franchisees.

The Buyers Assistance Plan is designed to assist a franchisee in inspecting the agency assets to be acquired. The BAP includes an inspection report, an operations report, and a marketing report, all of which are to be delivered on or prior to closing. As such Brooke Franchise performs substantially all of the Buyers Assistance Plan services before an acquisition closes. However, a relatively small level of Buyers Assistance Plan services are performed during the four months after acquisition, including advertising and training assistance. For this reason, a relatively small portion of the initial franchise fees for buyers assistance are correspondingly deferred until the service is performed. Brooke Franchise records initial franchise fee revenues for buyers assistance plans using the percentage of completion accounting method. To reflect revenues not yet earned, we deferred, $410,000, $771,000 and $1,666,000 of initial franchise fee revenues for buyers assistance plans as of December 31, 2004, 2003 and 2002, respectively.

Buyers assistance plans provide initial conversion assistance for recently acquired businesses and buyers assistance plan services are, therefore, not provided to buyers of businesses that are already franchises. In addition, buyers assistance plans are not typically provided to franchisees selling to other franchisees and are not provided to franchisees purchasing businesses that had previously been purchased by Brooke Franchise in the past twenty-four months. A total of 115, 59 and 32 of the new franchise locations in 2004, 2003 and 2002, respectively, represent businesses that were converted into Brooke franchises and received assistance through initial buyers assistance plans.

•	In your response to prior comment 12 you state that the Buyer Assistance Plans services are provided under consulting agreements. Tell us if the fees for the various services provided are specified in the consulting agreements and whether the various services are sold separately to support your statement that each service has standalone value.

In response to the third bullet point under comment 4, we provide the following supplemental information. The Buyer Assistance Plan services are separately identified in the Buyers Assistance Plan consulting agreement, although the Buyers Assistance Plan does not specify or allocate the fees for each of the various services. However, the pre-closing inspection services are sold separately to buyers who are not converting a business into our franchise system. In May and June of 2005, we provided such services to eight buyers. The pre-closing inspection services were limited solely to preparation and provision of one of the five pre-closing written reports; further, no marketing or training assistance and reserves were included. These buyers were charged a fee based upon the size of the transaction, generally 10% of the total purchase price.

•	It appears that providing post-closing marketing plan adjustments, advertising and training assistance are important services under your Buyers Assistance Plans. Please explain to us why you believe that you perform substantially all the Buyer Assistance Plan services before an acquisition closes. Tell us your basis under SFAS 45 and EITF 00-21 for recognizing some of the fees immediately and deferring a relatively small portion of the initial fee until these services are performed.

In preparation of the following response to the fourth bullet point under comment 4, we reviewed SFAS 45 and EITF 00-21.

Substantially all of the BAP related consulting services are performed on or before the payment of initial franchise fees at closing. The post-closing BAP related services are mostly reimbursements, or credits, to franchisees for actual out of pocket expenses related to advertising, training and signage purchased from vendors in amounts that cannot be readily identified prior to closing. These credits represent approximately 10% of the total initial franchise fee for BAP services and, as a result, a relatively small portion of the initial franchise fee revenue is deferred and not recognized as revenues at closing. These credits are recognized as revenues over a four-month period which corresponds with the approximate time period that the actual expenses are incurred. As such, the revenues are matched with the corresponding expenses. These credits are typically administered by clerical personnel. Adjustments to initial marketing plans (which were compiled prior to closing) are sometimes required as the advertising and signage reimbursements are spent.

The BAP consulting agreements used in recent acquisitions have been revised to clarify that no consulting services are provided subsequent to payment of the BAP initial franchise fees at closing and to acknowledge that credits for advertising, training and signage are held in reserve for franchisees to use after closing in accordance with their marketing and training plans.

Capital Commitments, page 44

5. We have read your proposed revisions in response to prior comments 6 and 7. It appears that the level of expected interest payments is high in relation to long-term debt. Please add footnote disclosure to the table that explains the nature of interest payments and your other contractual payments.

In response to comment 5, we have revised our disclosures as follows to clarify the nature of interest payments and other contractual payments.

Based on the following analysis, the projected interest payments appear reasonable:

Less than one year = $3,798,000/ $79,817,000 = 4.8% projected annual interest rate

One to three years = $4,151,000/$36,795,000/2 years = 5.6% projected annual interest rate

Three to five years = $1,816,000/$15,826,000/2 years = 5.7% projected annual interest rate

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
		(in thousands)
Short-term borrowings	$31,898	$31,898	—	—	—
Long-term debt	$47,919	$11,124	$20,969	$7,778	$8,048
Interest payments*	$10,567	$3,798	$4,151	$1,816	$802

Capital leases (facilities)	$665	$70	$250	$290	$55
Operating leases (facilities)	$6,039	$1,448	$4,064	$527	—
Other contractual commitments**	$5,923	$1,467	$3,334	$1,122	—

Total	$103,011	$49,805	$32,768	$11,533	$8,905

*	Includes interest on short-term and long-term borrowings. For additional information on the debt associated with these interest payments see footnotes number 4, 5 and 6 to our consolidated financial statements.

**	Projected future purchase price payments due to the sellers of CJD & Associates, L.L.C. and Texas All Risk that are contingent on future revenues. For additional information, see footnote number 12 to our consolidated financial statements.

Off Balance Sheet Arrangements, page 45

6. We have read your response to prior comment 9. Please describe specifically the obligations or liabilities including contingent obligations, arising from your off balance sheet activities that are reasonably likely to become material and the related possible triggering events or state that none are known to exist. Describe known trends or uncertainties that would reasonably result in a material reduction of the availability of your off balance sheet arrangements and the course of action that you would propose to take in response to such circumstances. Integrate your new disclosure relating to transferred assets from loan sales and securitization with the amounts in Note 2.

In response to comment 6, the corresponding disclosures beginning on page 45 have been revised as follows:

Off Balance Sheet Arrangements

As part of our ongoing operations, we make loans to franchisees and others to fund purchases or start ups of insurance agencies or funeral homes or ongoing working capital needs. We engage in the sale of loan participation interests in individual loans to banks and finance companies and the securitization of pools of insurance agency loans. These typically meet the requirements of true sales as outlined in SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” The sale of loan participations and loan securitizations has resulted in the removal of a significant amount of loans from our balance sheet. The loan sales enable us to:

•	Reduce our capital investment in our financing subsidiary;

•	Reduce credit risk by removing loans from the balance sheet;

•	Recognize gains on sales of loans; and

•	Fund additional loans.

Even when loans are removed from the balance sheet, however, some risk is retained with respect to those loans that are sold with full recourse and the over-collateralized portion of securitized loan pools. See “Retained Securities” and “Loans Sold with Recourse,” below. Credit losses associated with recourse notes, retained interest held in securities and retained servicing obligations in excess of management’s assumptions could materially and adversely affect our operations and financial condition. However, based upon the historical performance of our loan portfolio, management feels that such a material adverse impact is unlikely.

Loan Sales and Securitizations When the sale of a loan is classified as a true sale, gains or losses are recognized, loans are removed from the balance sheet and residual assets, representing the present value of future cash flows from the interest and servicing spread, are recorded. Future cash flows are reduced by the amount of estimated credit losses and notes receivable prepayments, based on management’s assumptions and estimates.

The following table reports for each of the three securitizations in which we have been involved during fiscal years 2003 and 2004: (1) the amount of loans sold to a qualifying special purpose entity, (2) the amount of asset-backed securities issued as a part of the securitization, (3) the fair value of the difference between loans sold and securities issued to accredited investors and the fair value of the interest receivable retained recorded as a security for the period ended December 31, 2004, (4) the portion of the security comprised of retained interest, and (5) the portion of the security comprised of retained equity in the special purchase entity.

Securitization Table

Date of Securitization	Loans Sold	Asset-Backed Securities Issued	Servicing Income	Fair Value	Retained Interest	Retained Equity
April 2003	$15,825,000	$13,350,000	$11,000	$3,502,000	$470,000	$3,032,000
November 2003	23,526,000	18,500,000	17,000	6,955,000	984,000	5,971,000
June 2004	24,832,000	20,000,000	6,000	6,658,000	1,955,000	4,703,000

At December 31, 2004, 2003 and 2002, we had transferred assets with balances totaling $136,288,000, $101,514,000 and $59,516,000, respectively, that were accounted for as true sales, resulting in pre-tax gains for the years ended December 31, 2004, 2003 and 2002 of $2,475,000, $4,368,000 and $2,763,000, respectively. Purchasers of these note receivables obtained full control over the transferred assets (i.e. notes receivables) and obtained the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the notes receivables. Furthermore, the agreements to transfer assets do not entitle, or obligate, us to repurchase or redeem the notes receivable before their maturity except in the event of an uncured breach of a representation or warranty.

Servicing and Retained Interest Assets When we sell loan participations, we generally retain servicing income and recognize non-cash gains for the servicing benefits related to the loan sale. In recognizing such gains, we book a loan servicing asset on our balance sheet equal to our estimate of the present value of future cash flows resulting from the servicing spread. We recognize such assets only when the income allocated to our servicing responsibilities exceeds our cost of servicing, which we typically estimate at 0.25% of the loan value being serviced. On loan participations, we are typically paid annual servicing fees ranging from 0.25% to 1.375% of the outstanding loan balance. On loan securitizations, we are typically paid annual servicing fees ranging from 0.10% to 0.25% of the outstanding securitized loan balances. When the annual service fees paid to us are less than the minimum cost of servicing, which is estimated at 0.25% of the outstanding balance, a servicing liability is recorded.

To the extent that the difference between the rate paid by Brooke Credit to participating lenders and investors and the rate received by Brooke Credit from borrowers exceeds the maximum of 1.375% allocated to the servicing benefit, Brooke Credit recognizes a non-cash asset, called an “Interest Receivable Asset”, on its balance sheet. This amount is equal to our estimate of the present value of future cash flows resulting from this interest spread.

With respect to sale of loan participations, our right to interest income is not subordinate to the purchaser’s interests and we share interest income with purchasers on a pro rata basis. Although not subordinate to the purchaser’s interests, our retained interest is subject to credit and prepayment risks on the transferred assets. On loan participations sold with recourse, our retained interest is subject to credit risk on the transferred assets.

At December 31, 2004 and 2003, we recorded the value of the servicing asset at $2,909,000 and $1,723,000, respectively, and the value of the servicing liability at $39,000 and $46,000, respectively. At December 31, 2004 and 2003, we recorded the fair value of retained interest at $5,893,000 and $5,212,000, respectively, with $2,484,000 and $3,120,000, respectively, listed as Interest-Only Strip Receivable on our balance sheet, and $3,409,000 and $2,092,000, respectively, in retained interest carried in our securities.

Components of the loan servicing asset, servicing liability, interest receivable asset relating to loan participation sales as of December 31, 2004 were as follows (in thousands):

	Servicing Asset	Servicing Liability	Interest Receivable Asset
Estimated cash flows from loan servicing fees/interest income	$5,562	$0	$2,793
Less:
Servicing expense	(1,116)	55
Estimated credit losses*			(66)
Discount to present value	(1,537)	(16)	(243)
Carrying Value	$2,909	$39	$2,484

*	Estimated credit losses from liability on sold recourse loans with balances totaling $3,733 as of December 31, 2004. Credit loss estimates are based upon experience, delinquency rates, collateral adequacy, market conditions and other pertinent factors.

Retained Securities The terms of Brooke Credit’s securitizations require the over-collateralization of the pool of loan assets that back the securities sold to investors. Brooke Credit retains ownership of the resulting subordinate interest in the loan pool and borrows money from commercial banks to fund this investment. As such, our retained interest is subject to credit and prepayment risks on the transferred assets. As of December 31, 2004, Brooke Credit had subordinate investment interest in loan pools totaling $13,707,000, part of which is the carrying value of our retained interest in asset-backed securities, and has borrowed $7,871,000 as of December 31, 2004 from commercial banks to fund this investment.

In connection with the recognition of non-cash gains for the interest benefits of asset-backed securities sales, the present value of future cash flows were recorded as an interest receivable asset and included on the balance sheet as part of the investment securities balance. Components of the interest receivable asset as of December 31, 2004 were as follows (in thousands):

Estimated cash flows from interest income	$5,332
Less:
Estimated credit losses	(783)
Discount to present value	(1,140)
Carrying Value of Retained Interest in Asset-Backed Securities	$3,409

We annually evaluate and measure the retained interest and servicing assets for potential impairment. Impairment testing involves comparing our current discounted value of future interest and servicing revenue with our carrying value for the retained interest and servicing assets (using a constant set of assumptions). If our current discounted value is less than our carrying value, we recognize an impairment equal to the difference in value. No impairment was recognized in the fiscal years ended December 31, 2004, 2003 and 2002.

In addition, we conduct sensitivity analysis to evaluate the potential impact of a 10% to 20% change in the key economic assumptions used in valuing our retained interest and servicing assets. These key economic assumptions include prepayment speed, expected credit losses and discount rate. As of December 31, 2004, an increase in these key economic assumptions by 10% to 20% generally results in decreases of 1% to 6% in the value of the retained interest and servicing assets. More drastic changes to economic and market conditions than those we have modeled would likely lead to greater diminution in the value of the retained interest and servicing assets.

Loans Sold With Recourse The business and real estate loans on our balance sheet at December 31, 2004 and 2003, $3,733,000 and $14,131,000, respectively, were sold to various participating lenders with recourse to Brooke Credit Corporation. Such recourse is limited to the amount of actual principal and interest loss incurred and any such loss is not due for payment to the participating lender until such time as all collateral is liquidated, all actions against the borrower are completed and all liquidation proceeds applied. However, participating lenders may be entitled to periodic advances from Brooke Credit Corporation against liquidation proceeds in the amount of regular loan payments. At December 31, 2004, all such recourse loans: a) had no balances more than 60 days past due; b) had adequate collateral; c) and, were not in default.

Market Conditions and Strategies Affecting Sale and Securitization Transactions Our lending operations depend on our ability to sell either loan participation interests or securities backed by our ~~insurance agency~~originated loans to banks and finance companies. We believe that our relationships with participating lenders and loan pool investors have been good, that investor interest in our loans has been strong, and that we will continue to have available purchasers of our loan participation interests and asset-backed securities. ~~However, a significant change in the credit markets could have an adverse impact on our ability to sell loans.~~ Several factors, however, will affect our ability to sell participation interests in our loans and to complete securitizations, including:

•	conditions in the securities markets, generally;

•	conditions in the asset-backed securities markets;

•	changes in interest rates and their impact on credit losses and prepayment speed;

•	the credit quality and performance of our financial instruments and loans;

•	our ability to adequately service our financial instruments and loans; and,

•	the absence of any material downgrading or withdrawal of ratings given to securities previously issued in our securitizations.

One of our goals is to fund an increasing number of originated loans through our line of credit with DZ Bank, leading up to the time of loan securitizations. To do so, the company’s debt is expected to increase. The increase in company debt may cause our network of participating lenders to become uncomfortable and, as a result, we may not be able to sell participation interests in loans we originate on terms acceptable to us or at all. Such result would have a material adverse effect on our operations and prospects for growth. Accordingly, we are cautiously monitoring our increased debt totals resulting from DZ Bank funding activities and the comfort of the network of participating lenders and will modify our method of funding practices as needed to maintain a significant network of purchasers of loans.

A material change in any of the foregoing economic and market conditions would likely have a material adverse effect on our ability to pursue sales of our loan participations or loan securitizations. In addition, such changes in economic and market conditions could lead to an impairment in the value of our retained interest and servicing assets. Either the loss of our loan sale markets or an impairment in the retained interest and servicing assets could, in turn, have a material adverse effect on our results of operations and financial condition.

In the event of such material change in economic and market conditions, we would likely examine a range of strategic options, including evaluating: our current capital structure; the availability of credit sources in addition to the loan participation and loan securitization markets; a possible reduction in the expansion of our franchise network; a possible curtailment in our lending operations; and, an examination of our internal cost and operating structure. We would make no such change prior to thoroughly evaluating our alternatives and market conditions. While our management cannot predict market conditions or the reactions of participating lenders to changes in market conditions or our strategies, we are unaware of any trends or uncertainties that are reasonably likely to materially reduce our ability to sell loans and remove them from our balance sheet under current accounting rules, or any need to consider any such strategic options at this time.

Proposed Accounting Changes The Financial Accounting Standards Board has indicated its intention to reissue the exposure draft, “Qualifying Special Purpose Entities and Isolation of Transferred Assets, an Amendment of FASB Statement No. 140,” during the third quarter of calendar year 2005. The purpose of the proposal is to provide more specific guidance on the accounting for transfers of financial assets to a qualified special purpose entity. Provisions in the first exposure draft, as well as tentative decisions reached by the Board during its deliberations, may require the Company to consolidate its current qualified special purpose entities. The provisions of the exposure draft are subject to FASB due process and are subject to change. We will continue to monitor the status of the exposure draft, and consider changes, if any, to current structures as a result of the proposed rule.

Consolidated Financial Statements

Consolidated Statements of Operations, page 49

7. In your proposed disclosures in response to prior comments 2a and 12 you state that you have a continuing obligation to pay the deferred portion of the purchase price when due and you are not obligated to prepay the deferred portion of the purchase price or to otherwise diminish the benefit of the below-market interest rate. Please explain to us further your basis for classifying gain on extinguishment of debt as revenues since it appears that gains from extinguishment of debt is incidental to your operations and not a part of your major ongoing or central operations. Please cite authoritative accounting literature to support your presentation.

In response to comment 7, the following explanation is provided and disclosures have been revised accordingly. Gain on extinguishment of debt resulting from the negotiated early payoff of sellers was a significant and major part of on going operations in 2002 when alternative investments for sellers were more attractive. In an August 21, 2002 memo, our auditors concluded that “Based on the research of APB Opinions 26 and 9 and review of Brooke’s standard procedures, the early payoff of notes payable is an operating activity for Brooke. As such, it does not qualify for classification as or treatment of an extraordinary income in the financial statements.” Therefore, the corresponding 2002 revenues of $439,000 were presented as operating income. However, as external circumstances changed in 2003 and 2004, extinguishment of debt has become incidental to our operations. The amounts of 2003 and 2004 revenues previously presented as extinguishment of debt are $5,000 and $57,000, respectively. Because these amounts are not material, we have reclassified the revenues as other income and changed our financial reports accordingly.

We negotiate to prepay the deferred portion of the purchase price to the seller before maturity for an amount less than our carrying value. We recognize the difference between our carrying value and the amount repaid to the seller as a gain on debt extinguishment. This is another source of income from the deferred payments associated with the buying and selling of businesses. We recognize these gains on extinguishment of debt immediately because Brooke Franchise is released by the seller from all remaining payment obligations. Gains on extinguishment of debt resulting from prepayment of deferred balances were $439,000 in 2002 and represented a major part of ongoing operations. ~~, but were not material in 2003 and 2004.~~ We have negotiated fewer prepayments in recent years primarily as the result of fewer suitable alternatives for reinvestment of funds by sellers. As a result, in 2003 and 2004, revenues from gains on extinguishment of debt were incidental to our operations and were not material amounts. We do not expect to record a material amount of gains on extinguishment of debt in 2005.

Note 1. Summary of Significant Accounting Policies

(e) Revenue Recognition, pages 55 and 56

8. We note in your response to prior comment 12 that you recognize initial franchise fees for BAP services using the percentage of completion method. However, elsewhere you disclose that all initial franchise fees are contingent and paid only when an acquisition closes. Please clarify how you recognize initial franchise fees paid for BAP services.

In response to comment 8, we have expanded our footnotes as follows to clarify how initial franchise fees for BAP services are recognized and that all such fees are paid at closing, but that all such fees are not recognized as revenue at closing.

Initial franchise fees. The Company receives initial franchise fees for two types of initial franchise services: basic services provided pursuant to a franchise agreement and buyers assistance plan (“BAP”) services provided pursuant to a consulting agreement. Agreements are typically executed, and initial franchise fees are typically paid, when a franchise is acquired or opened. Initial franchise fees are non-refundable after execution of the franchise or consulting agreement.

The initial franchise fees for basic services cover the franchisees’ access to the registered name “Brooke,” access to suppliers, and access to the Company’s Internet-based management software program. These basic services are the types of services typically provided by franchisors. Delivery of these services is substantially complete when the franchise location is opened. Therefore, all such revenues are immediately recognized.

The initial franchise fees paid for BAP services cover several separate and distinct consulting tasks such as inspection report compilation, marketing profile and plan development, and operations analysis. Each consulting task is a separate accounting unit and revenues for each consulting task are recognized using the percentage of completion accounting method. Most of the BAP services (inspection reports, operations analysis and marketing plan development) are provided by the Company before franchise acquisition, resulting in the recognition of associated revenues when initial franchise fees are paid at closing. Although substantially all of the BAP services are performed prior to closing, the Company does not record any revenues from initial franchise fees until the actual payment of fees at closing. As a result, in 2004, approximately 87% of those initial franchise fees related to BAP assistance were immediately recognized as revenue. The remaining BAP initial franchise fees are typically credits held in reserve for initial advertising, training and signage expenses. These credits are released, and the revenue recognized, as the actual expenses are incurred. ~~recognized during the four months after franchise acquisition as the remaining BAP consulting services are performed.~~ When calculating the percentage of completion for these remaining BAP consulting services, the Company analyzes the time and expense expended to date in providing these services and the amount of tangible benefits received to date by franchisees.

Total initial franchise fees for BAP services typically vary based on a percentage of the acquired business’s revenues because the time and expertise required of the Company to perform BAP services generally varies with acquisition size. However, the time and expertise required of the Company to provide basic services and the value to franchisees of those basic services, remains the same for all franchisees (even to start up or de novo franchisees), so the amount of total initial franchise fees allocated to basic services does not vary. Accordingly, total initial franchise fees are first allocated to initial franchise fees for basic services in the amount typically charged to start up franchisees and the remainder of the total initial franchise fees is allocated to BAP services.

9. We note in your response to prior comment 15 that franchisees typically borrow money from Brooke Credit to acquire agency assets to be converted into your franchise system or to pay initial franchise fees. Please explain to us your basis under GAAP for the immediate recognition of gain on the sale of businesses to franchisees. Tell us your consideration of the guidance in SAB Topic 5:U.

The following additional explanation is provided in response to comment 9. As noted in our above response to comment 1, we typically sell loans made to franchisees as loan participations or asset-backed securities, so the non-cash proceeds received in the form of a franchisee loan are soon converted into cash proceeds. This conversion into cash provides the first basis for immediate recognition of gains under SAB Topic 5:U.

Additionally, SAB Topic 5:U states that gains may be recognized when cash flows from operating activities are sufficient to fund debt service and dividend requirements. As part of the loan underwriting required by participating lenders and by investors in securitizations, Brooke Credit does an extensive analysis to ascertain that cash flows are sufficient to fund debt service prior to making loans to franchisees. This analysis provides another basis for immediate recognition of gains under SAB Topic 5:U.

(u) Securities, page 61

10. Your response does not appear to adequately address all issues raised in prior comment 16. Please provide a separate accounting policy for interest-only strip receivables and include all disclosures required by SFAS 115. Tell us how the interest only strip receivables that are classified as part of securities differ from those classified in a separate balance sheet caption. Explain your basis for this separate classification.

In response to comment 10, we have added an additional footnote 1(Y) as follows to provide a separate accounting policy for interest-only strip receivables resulting from the sale of loan participations. The corresponding information for the interest-only strip receivable portion of the security resulting from loan securitizations is provided in footnote 1(u).

The interest-only strip receivables that are separately classified on our balance sheet are related to the gain on sales associated with loan participations and the interest-only strip receivables that are associated with securitizations are included in the securities classification on our balance sheet. Interest-only strip receivables associated with securitizations are not separated from other retained interests because we believe that the interest-only strip receivable cannot be sold separately from the subordinated tranche and cash reserve accounts that comprise the other retained interests.

Interest-only strip receivable

The aggregate carrying values of interest only-strip receivables were $2,484,000 and $3,120,000 at December 31, 2004 and 2003, respectively. Interest-only strip receivables represent the fair value of an asset resulting from the sale of notes receivable to a participating bank. The amount of unrealized gain on the interest-only strip receivable was $275,000 and $270,000 at December 31, 2004 and 2003, respectively. The interest-only strip receivables have varying dates of maturities ranging from the 3rd quarter of 2011 to the 4th quarter of 2019.

When the Company sells note receivables to a participating bank, it retains an interest-only strip receivable. The amount of gain or loss recorded on the sale of notes receivable to a participating bank depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the interest-only strip receivable based on its relative fair value at the date of transfer. To obtain fair values, the Company estimates fair value based on the present value of future expected cash flows using management’s best estimates of the key assumptions (credit losses, prepayment speeds, and discount rates) commensurate with the risks involved. For additional information on the key assumptions and risks involved see footnote number 2.

Note 2. Notes Receivable, page 63

11. We have read your response to prior comment 17. Please provide a more detailed description of the basis for your conclusion that the qualifying SPEs are demonstrably distinct from the transferor as stipulated in paragraph 36 of SFAS 140. Provide the computation and related analyses supporting your conclusion that at least 10% of the fair value of the beneficial interest in these qualifying SPEs is held by parties other than the transferor, its affiliates or agents. Explain to us how you considered the following rights you retain to specified cash flows and your related activities and obligations in this evaluation:

•	Interest only strip receivables

•	Retained interests

•	Servicing assets

•	Financial guaranty coverage issued by DB Indemnity for business loans transferred to qualified SPEs

•	Collateralization provided by you or your franchisees for business loans transferred to qualified SPEs

•	Your obligation to repurchase or redeem notes receivable transferred to qualified SPEs before their maturity in the event of an uncured breach of warranty.

Based upon our analysis of principal balances and retained interest benefits, far more than 10% of the fair value of the beneficial interest of our SPEs is held by parties other than Brooke Credit, its affiliates or agents. These unaffiliated beneficial holders are purchasers of asset-backed securities issued by our SPEs, and are community and regional banks that are not directly or indirectly controlling, controlled by or under direct or indirect common control with Brooke Credit. At the time our securitizations closed, the beneficial interests held by unaffiliated holders with respect to principal balances ranged from approximately 78% to 84% and with respect to retained interest benefits ranged from approximately 39% to 52% of the total interest benefit outstanding. The following is an analysis of the fair value of the beneficial interests held in connection with securitizations issued by our SPEs (in thousands):

Securitization closed April 2003

Beneficial Interests of Holders with respect to principal balances	Fair value (at closing)	Percentage of Total Fair Value
Cash proceeds paid to SPE by unaffiliated beneficial owners	$13,350	84%
Retained Interest	$2,475	16%
Principal balances of the loans transferred to the SPE	$15,825	100%

Beneficial Interests of Holders with respect to interest benefit (based upon reasonable assumptions as to interest, prepayments, and losses)	Fair value of future interest income (at closing)	Percentage of Total Fair Value of future interest income
Interest benefits of affiliated holders	$1,840	52%
Interest benefits of unaffiliated holders	$1,667	48%
Total interest benefits	$3,507	100%

Securitization closed November 2003

Beneficial Interests of Holders with respect to principal balances	Fair value (at closing)	Percentage of Total Fair Value
Cash proceeds paid to SPE by unaffiliated beneficial owners	$18,500	79%
Retained Interest	$5,026	21%
Principal balances of the loans transferred to the SPE	$23,526	100%

Beneficial Interests of Holders with respect to interest benefit (based upon reasonable assumptions as to interest, prepayments, and losses)	Fair value of future interest income (at closing)	Percentage of Total Fair Value of future interest income
Interest benefits of affiliated holders	$3,407	61%
Interest benefits of unaffiliated holders	$2,140	39%
Total interest benefits	$5,547	100%

Securitization closed June 2004

Beneficial Interests of Holders with respect to principal balances	Fair value (at closing)	Percentage of Total Fair Value
Cash proceeds paid to SPE by unaffiliated beneficial owners	$20,000	81%
Retained Interest	$4,832	19%
Principal balances of the loans transferred to the SPE	$24,832	100%

Beneficial Interests of Holders with respect to interest benefit (based upon reasonable assumptions as to interest, prepayments, and losses)	Fair value of future interest income (at closing)	Percentage of Total Fair Value of future interest income
Interest benefits of affiliated holders	$2,953	51%
Interest benefits of unaffiliated holders	$2,818	49%
Total interest benefits	$5,771	100%

Securitization closed March 2005

Beneficial Interests of Holders with respect to principal balances	Fair value (at closing)	Percentage of Total Fair Value
Cash proceeds paid to SPE by unaffiliated beneficial owners	$32,000	78%
Retained Interest	$8,993	22%
Principal balances of the loans transferred to the SPE	$40,993	100%

Beneficial Interests of Holders with respect to interest benefit (based upon reasonable assumptions as to interest, prepayments, and losses)	Fair value of future interest income (at closing)	Percentage of Total Fair Value of future interest income
Interest benefits of affiliated holders	$6,412	49%
Interest benefits of unaffiliated holders	$6,860	51%
Total interest benefits	$13,272	100%

The loans transferred to our SPEs are transferred without recourse. The SPEs also receive as a part of the transfers all monies due in connection with the loans, the security interests in the collateral securing the loans, the proceeds from claims on repossession, the loan files, trust accounts associated with the loans and all proceeds of the foregoing. Servicing assets are not included in the analysis above because we are not a primary servicer and, as such, our role in servicing is immaterial. Financial guaranty coverage is not included in the above analysis because securitized loans are not covered by our financial guaranty policies. Although Brooke Credit has an obligation to repurchase loans transferred to the qualifying SPEs in limited instances where there is a breach of specific warranties with respect to the loans as more fully described in response to comment 12, such repurchases are unlikely to arise. We are unaware of any existing circumstance which would give rise to an obligation to repurchase any loan.

12. We note that this 10% test is an ongoing test. Describe the events or conditions that could cause these qualified SPEs to fail the 10% test, the likelihood that such failures could occur in the future and your basis for excluding this calculation from critical accounting estimates.

Fair values are monitored monthly and a detailed analysis of fair values is conducted on an annual basis. As of year end 2004, with respect to the first three securitizations, the beneficial interests held by unaffiliated holders with respect to principal balances ranged from approximately 68% to 81% and with respect to interest benefits ranged from approximately 34% to 52% of the total interest benefit outstanding. We are able to identify two scenarios, both of which are highly unlikely to occur, that would lead to our SPEs failing the 10% test.

The first scenario arises if it were ever determined that: (1) Brooke Credit had breached specific representations and warranties; (2) the breach materially and adversely affected all or substantially all loans in the securitized pool; (3) Brooke Credit was unable to cure the breach; (4) as a result of its failure to cure, Brooke Credit was required to repurchase all loans; and (5) as a result of this repurchase, Brooke Credit effectively paid amounts due to unaffiliated note holders in full. If the unaffiliated note holders are paid in full or through such repayment the unaffiliated beneficial interests were reduced to less than 10%, the SPE would fail to qualify.

The second scenario would occur if the securities issued by the SPE were redeemed by the SPE and repurchased from the unaffiliated note holders. However, the SPEs’ rights to redeem the securities are strictly limited. The securities are only subject to redemption in whole, not in part, and can only be redeemed when the current underlying loan principal balances are equal to or less than 10% of the original underlying loan principal balances. From what we understand, this “clean up call” provision is typically a part of securitizations and FASB has acknowledged that such “clean up call” provisions are consistent with true sale treatment.

We are aware of no other event or condition that could cause these qualified SPEs to fail the 10% test and, therefore, have not included any calculations pertaining to such events or conditions in our critical accounting estimates.

13. (a) In the Limited Liability Company Agreement that you provided to us, Lori Gebron appeared to be the only third party holder of beneficial interests in this qualified SPE. (b) In general and for this specific qualified SPE, describe the basis for your conclusion that (i) such third parties were not affiliates or agents, as described in paragraph 36 of SFAS 140, and (ii) that the transferor, its affiliates and agents could not unilaterally dissolve these qualified SPEs. (c) Describe the consideration paid by such third parties in their purchase of these beneficial interests. (d) Demonstrate that Lori Gebron’s ownership of beneficial interest met the 10% test under SFAS 140.

(a) and (d) As special member, Ms. Gebron is the only third-party holder of membership interest in Brooke Capital Company, LLC, the SPE. Our other SPEs have unaffiliated special members, too. Even though Ms. Gebron is a special member, we do not rely on her unaffiliated special membership for purposes of determining if the SPE complies with the 10% unaffiliated beneficial interest test. Rather, we rely on ownership of beneficial interest as determined by ownership of the notes issued by the SPEs. As noted in paragraph 173 of SFAS 140, qualified SPEs issue beneficial interests in various forms, such as notes, participations, and residual interests. The investors who purchase the securities of the SPE are the unaffiliated beneficial interest holders, not the special members, such as Ms. Gebron.

(b)(i) Paragraph 181 of SFAS 140 provides that if at least 10 percent of the interest in the transferred assets (or 10 percent of the interests in a series in the master trust) is held by third parties and if the SPE cannot be unilaterally dissolved by the transferor (Brooke Credit), there is sufficient evidence to demonstrate that the SPE is demonstrably distinct from the transferor, its affiliates, or its agents. In our securitizations, assets are transferred to SPEs. These SPEs in turn grant all of their rights, title and interests in and to the assets to a trustee for the benefit of the security holders. Our SPEs’ asset-backed securities are sold to community and regional banks that are not directly or indirectly controlling, controlled by or under direct or indirect common control with Brooke Credit. With respect to all of our securitizations, unaffiliated banks hold more than 10% of the beneficial interest.

(b)(ii) Pursuant to the securitization documents, Brooke Credit, its affiliates and agents cannot unilaterally dissolve the qualified SPEs. The SPEs’ limited liability company (LLC) agreements provide for special members/independent directors (such as Ms. Gebron) to help protect the investors’ interests. The SPEs’ special members/independent directors are not employees, affiliates or agents of Brooke Credit, its affiliates or agents. They are paid a fee for services they provide as an independent director. These special members/independent directors cannot be removed while obligations are outstanding under the securitization documents unless successors are appointed. The LLC agreements state that the independent directors must act solely in the interest of the SPEs, including specifically their creditors, with respect to “material actions,” which include an action to dissolve or liquidate the SPEs. Further, with respect to dissolution of the SPEs, so long as there are obligations outstanding under the securitization documents, our SPEs cannot be dissolved without the written consent of their special member/independent directors, who are required to act on behalf of the SPE, including its creditors. Neither Brooke Credit nor its affiliates or agents has the right to call the assets transferred to the SPE, and neither Brooke Credit nor its affiliates or agents has the right to call the securities.

(c) The unaffiliated note holders paid cash for their beneficial interests.

Thank you for your time and consideration. Since you requested additional information in your June 24 letter, we are submitting this letter response to you prior to any amendment to the Form 10-K for the fiscal year ended December 31, 2004, and the Company’s pending registration statement on Form S-1. We would appreciate an indication from the staff as soon as practicable whether the staff has any further questions or comments with respect to the issues raised in your May 12 and June 24 letters prior to our amending these forms.

Very truly yours,

Robert D. Orr
Chief Executive Officer

Cc:	Frank Wyman, Staff Accountant
Don Abbott, Senior Staff Accountant